[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

May 15, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	J. Nolan McWilliams
Loan Lauren P. Nguyen

Re:	CVR Partners, LP
Registration Statement on Form S-1 (File No. 333-179930)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of CVR Partners, LP (the “Registrant”), hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of Registration Statement File No. 333-179930 and all exhibits thereto (the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement because the selling unitholder named therein has advised the Registrant that it has determined not to proceed with the public offering of common units contemplated by the Registration Statement at this time. The Registrant did not print or distribute any preliminary prospectuses, or actively offer for sale or sell any securities under the Registration Statement. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information or documentation, please do not hesitate to contact me at (212) 859-8735.

Very truly yours,

/s/ Michael A. Levitt

Michael A. Levitt

cc:	Byron R. Kelly, Chief Executive Officer – CVR Partners, LP
John J. Lipinski, Chief Executive Officer– CVR Energy, Inc.